UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                            Z-TEL TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    988792107
                                 (CUSIP Number)

                               LAWRENCE C. TUCKER
                          BROWN BROTHERS HARRIMAN & CO.
                                 59 WALL STREET
                               NEW YORK, NEW YORK
                                 (212) 483-1818
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 5, 2001
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         988792107

1        NAME OF REPORTING PERSON

         THE 1818 FUND III, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [_]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

                                    7   SOLE VOTING POWER
            NUMBER OF                   -0-
             SHARES                 8   SHARED VOTING POWER
          BENEFICIALLY                  12,485,490
            OWNED BY                9   SOLE DISPOSITIVE POWER
              EACH                      -0-
            REPORTING               10  SHARED DISPOSITIVE POWER
             PERSON                     12,485,490
              WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,485,490

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.8%

14       TYPE OF REPORTING PERSON

         PN

CUSIP No.         988792107

1        NAME OF REPORTING PERSON

         BROWN BROTHERS HARRIMAN & CO.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [_]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         NEW YORK

                                    7   SOLE VOTING POWER
            NUMBER OF                   -0-
             SHARES                 8   SHARED VOTING POWER
          BENEFICIALLY                  12,485,490
            OWNED BY                9   SOLE DISPOSITIVE POWER
              EACH                      -0-
            REPORTING               10  SHARED DISPOSITIVE POWER
             PERSON                     12,485,490
              WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,485,490

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.8%

14       TYPE OF REPORTING PERSON

         PN

CUSIP No.         988792107

1        NAME OF REPORTING PERSON

         T. MICHAEL LONG

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [_]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES

                                    7   SOLE VOTING POWER
           NUMBER OF                    -0-
            SHARES                  8   SHARED VOTING POWER
         BENEFICIALLY                   12,485,490
           OWNED BY                 9   SOLE DISPOSITIVE POWER
             EACH                       -0-
           REPORTING                10  SHARED DISPOSITIVE POWER
            PERSON                      12,485,490
             WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,485,490

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.8%

14       TYPE OF REPORTING PERSON

         IN

CUSIP No.         988792107

1        NAME OF REPORTING PERSON

         LAWRENCE C. TUCKER

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [X]

         (b)      [_]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                             [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES

                                    7   SOLE VOTING POWER
           NUMBER OF                    -0-
            SHARES                  8   SHARED VOTING POWER
         BENEFICIALLY                   12,485,490
           OWNED BY                 9   SOLE DISPOSITIVE POWER
             EACH                       -0-
           REPORTING                10  SHARED DISPOSITIVE POWER
            PERSON                      12,485,490
             WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,485,490

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.8%

14       TYPE OF REPORTING PERSON

         IN

                  This Amendment No. 1 ("Amendment No. 1") to Schedule 13D is

filed by the undersigned to amend and supplement the Schedule 13D filed on

November 13, 2000 (the "Original 13D"), relating to the common stock (the

"Common Stock"), par value $.01 per share, issued by Z-Tel Technologies, Inc., a

Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms hall have the same meaning as provided in the Original 13D.

Item 1.  SECURITY AND ISSUER.

                  No Change.

Item 2.  IDENTITY AND BACKGROUND.

                  No Change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended by adding the following to the end of such Item:

                  Pursuant to a Stock and Warrant Purchase Agreement, dated as of July 2, 2001 (the "Series G Stock and Warrant Purchase Agreement"), by and

between the Company and the Fund, on July 5, 2001 the Company issued, and the

Fund acquired from the Company, 57.142858 shares of 12% Junior Redeemable

Convertible Preferred Stock, Series G, par value $.01 per share (the "Series G

Preferred Stock") and a warrant (the "Series G Warrant") to purchase up to

2,142,858 shares of Common Stock subject to adjustment as described therein.

Copies of the Series G Stock and Warrant Purchase Agreement, the Series G

Warrant and the Certificate of Designation of the Series G Preferred Stock are

attached hereto as Exhibits 1, 2 and 3 to this Amendment No. 1, respectively,

and are hereby incorporated by reference.

                  The consideration paid by the Fund for the shares of the

Series G Preferred Stock and the Series G Warrant it purchased under the Series

G Stock and

Warrant Purchase Agreement consisted of $5,714,285.71 in cash, which was obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.

Item 4.  PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended by adding the following after the second paragraph and before the third paragraph:

                  Pursuant to the terms of the Series G Stock and Warrant

Purchase Agreement, the Fund has the right to designate one independent director to the Board of Directors of the Company at any time on or after the Stockholder

Certification Date (as that term is defined in the Certificate of Designation for the Series G Preferred Stock). Pursuant to the terms of the Series G Stock and Warrant Purchase Agreement, at the election of the Company, the Fund has the obligation to purchase an additional 67.85715 shares of Series G Preferred Stock during the period beginning on July 5, 2001 and ending on September 18, 2001.

The obligation is subject to the fulfillment of certain closing conditions.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

                  (a) through (c). As set forth above, on November 13, 2000 the

Fund acquired 4,166,667 shares of Preferred Stock and a warrant to purchase up to 2,083,333 shares of Common Stock (subject to adjustment as described therein).

                  As set forth above, on July 2, 2001 the Fund acquired the

Series G Warrant to purchase 2,142,858 shares of Common Stock (subject to adjustment as
described therein) and on July 5, 2001 the Fund acquired 57.142858 shares of

Series G Preferred Stock. As of July 5, 2001, the shares of Series G Preferred

Stock held by the Fund are convertible into 2,857,143 shares of Common Stock

(subject to adjustment as described in the Certificate of Designation for the

Series G Preferred Stock). Pursuant to the anti-dilution provisions in the

Certificate of Designation of the Preferred Stock and the Warrant, the issuance of the Series G Warrant and the Series G Preferred Stock results in adjustment in the conversion price of the Preferred Stock and Warrant resulting in the Fund being entitled to additional 1,235,489 shares of Common Stock upon conversion of the Preferred Stock and exercise of the Warrant. The Company and the Fund have a written understanding detailing the application of the anti-dilution provisions of the Preferred Stock and the Warrants to the issuance of the Series G

Preferred Stock and the Series G Warrants.

                  Accordingly, as of July 5, 2001, assuming the exercise of the

Warrant and the Series G Warrant held by the Fund and the conversion of the

Preferred Stock and the Series G Preferred Stock held by the Fund, the Fund may be deemed to own 12,485,490 shares of Common Stock, which, based on calculations made in accordance with Rule 13-d3(d) promulgated under the Exchange Act and there being 34,036,466 shares of Common Stock outstanding (as represented and warranted by the Company in the Series G Stock and Warrant Purchase Agreement),

represents 26.8% of the outstanding shares of Common Stock. The number of shares into which the Series G Preferred Stock may be converted prior to the Company obtaining certain approvals from its stockholders is subject to the Conversion

Limit described in Section 8(l) of the Certificate of Designation of the Series

G Preferred Stock.

                  By virtue of BBH&Co.'s relationship with the Fund, BBH&Co. may be deemed to beneficially own 12,485,490 shares of Common Stock, representing approximately 26.8% of the outstanding shares of Common Stock based on the number of shares of Common Stock outstanding (as represented and warranted by the Company in the Series G Stock Purchase Agreement). By virtue of the resolution adopted by BBH&Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the securities of the

Company, each of Long and Tucker may be deemed to beneficially own 12,485,490 shares of Common Stock, representing approximately 26.8% of the outstanding shares of Common Stock based on the number of shares of Common Stock outstanding

(as represented and warranted by the Company in the Series G Stock Purchase

Agreement). Such number of shares of Common Stock does not include shares subject to an option granted to Tucker not exercisable until November 10, 2001.

                  Pursuant to the terms of the Series G Stock and Warrant

Purchase Agreement, the Company may require the Fund to purchase additional shares of Series G Preferred Stock having an aggregate liquidation preference of up to $6,785,714.29 (the "Additional Series G Shares"). If purchased by the

Fund, the Additional Series G Shares will convert into Common Stock at a conversion price determined in accordance with Section 8(k) of the Certificate of Designation of the Series G Preferred Stock. Any purchase of Additional

Series G Shares will result in the Fund becoming beneficial owner of additional shares of Common Stock as a result of the anti-dilution provisions of the Warrant and the Certificate of Designation of the Preferred Stock.

                  The Preferred Stock and the Series G Preferred Stock accrue dividends at rates of 8% and 12% per annum, respectively. Such dividends accrue quarterly and are convertible into Common Stock by the holders of the Preferred

Stock and the Series G Preferred Stock at the conversion price of such shares in effect on the date of conversion. All accrued dividends on the Series G

Preferred Stock that are converted into Common Stock will result in additional shares of Common Stock being issuable to holders of the Warrants and the

Preferred Stock as a result of the anti-dilution provisions in the Warrants and the Certificate of Designation of the Preferred Stock.

                  Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I,

beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the proceeding 60 days.

                  Paragraphs (d) and (e) of Item 5 of Schedule 13D are not

applicable to this filing.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER.

                  Item 6 is hereby amended by deleting it in its entirety and replacing it with the following:

                  The Company and the Fund are parties to the Registration

Rights Agreement which gives the Fund, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public the shares of Common Stock issued upon the conversion of the

Series G Preferred Stock, the

Preferred Stock, the exercise of the Warrant, the Series G Warrant and any shares of Common stock held by the Fund.

                  Except as described elsewhere in this Statement and as set forth in the Series G Stock and Warrant Purchase Agreement, the Series G

Warrant, the Backup Purchase Agreement dated as of July 2, 2001 and the Voting

Agreement dated as of June 29, 2001, copies of which are attached hereto as

Exhibits 1, 2, 4 and 5 to this Amendment No.1, and incorporated herein by reference, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise)

among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS TO THIS AMENDMENT NO. 1.

                  1.       Stock and Warrant Purchase Agreement, dated as of

July 2, 2001, by and between the Company and the Fund.

                  2.       Warrant for the Purchase of Shares of Common Stock of

the Company, dated as of July 2, 2001.

                  3.       Certificate of Designation for the Series G Preferred

Stock.

                  4.       Backup Purchase Agreement, dated as of July 2, 2001,

by and among Z-Tel Communications, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, Touch 1 Communications, Inc., an Alabama

Corporation and a wholly-owned subsidiary of the Company and the Fund.

                  5.       Voting Agreement, dated as of June 29, 2001, between

the Company and certain stockholders of the Company.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 2001


                                   THE 1818 FUND III, L.P.

                                   By:  Brown Brothers Harriman & Co.,
                                        General Partner


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:       Lawrence C. Tucker
                                        Title:      Partner


                                   BROWN BROTHERS HARRIMAN & CO.


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:       Lawrence C. Tucker
                                        Title:      Partner


                                   /s/ Lawrence C. Tucker
                                   --------------------------------------------
                                   Lawrence C. Tucker


                                   /s/ T. Michael Long
                                   --------------------------------------------
                                   T. Michael Long

                                   SCHEDULE I
                                   ----------

Set forth below are the names and positions of all of the general partners of BBH & Co. The principal occupation or employment of each person listed below is private banker, and, unless otherwise indicated, the business address of each person is 59 Wall Street, New York, New York 10005. Unless otherwise indicated, each person listed below is a citizen of the United States.

NAME                                    BUSINESS ADDRESS
----                                    (IF OTHER THAN AS
                                        INDICATED ABOVE)
                                        ----------------

J. William Anderson

Peter B. Bartlett

Brian A. Berris

Taylor Bodman

John J. Borland

Timothy J. Conelly                      40 Water Street
                                        Boston, Massachusetts  02109

Douglas A. Donahue, Jr.                 40 Water Street
                                        Boston, Massachusetts  02109

Anthony T. Enders

Alexander T. Ercklentz

Terrence M. Farley

John A. Gehret                          525 Washington Boulevard
                                        Jersey City, New Jersey 07310-1692

Elbridge T. Gerry, Jr.

Kristen F. Giarrusso

Robert R. Gould

Kyosuke Hashimoto                       8-14 Nihonbashi 30-Chome Chuo-ku
(citizen of Japan)                      Tokyo 103, Japan

Ronald J. Hill

Landon Hilliard

Radford W. Klotz

Michael Kraynak, Jr.

NAME                                    BUSINESS ADDRESS
----                                    (IF OTHER THAN AS
                                        INDICATED ABOVE)
                                        ----------------

Susan C. Livingston                     40 Water Street
                                        Boston, Massachusetts  02109
T. Michael Long

Hampton S. Lynch, Jr.

Michael W. McConnell

John P. Molner

William H. Moore III

Donald B. Murphy

John A. Nielsen

Eugene C. Rainis

A. Heaton Robertson                     40 Water Street
                                        Boston, Massachusetts  02109

Jeffrey A. Schoenfeld                   40 Water Street
                                        Boston, Massachusetts  02109

W. Carter Sullivan III

Stokley P. Towles                       40 Water Street
                                        Boston, Massachusetts  02109

Andrew J.F. Tucker

Lawrence C. Tucker

William B. Tyree

Maarten van Hengel

Douglas C. Walker                       1531 Walnut Street
                                        Philadelphia, Pennsylvania  19102

William J. Whelan                       40 Water Street
                                        Boston Massachusetts 02109

Laurence F. Whittemore

Richard H. Witmer, Jr.

                                INDEX TO EXHIBITS
                                -----------------


         EXHIBIT                             DESCRIPTION
         -------                             -----------

           1. Stock and Warrant Purchase Agreement, dated as of July 2, 2001, by and between the Company and the Fund

           2. Warrant for the Purchase and Shares of Common Stock of the Company, dated as of July 2, 2001

           3.              Certificate of Designation for the Series G Preferred
                           Stock

           4. Backup Purchase Agreement, dated as of July 2, 2001, by and among Z-Tel Communications, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, Touch 1 Communications, Inc., an Alabama Corporation and a wholly-owned subsidiary of the Company and the Fund

           5. Voting Agreement, dated as of June 29, 2001, between the Company and certain stockholders of the Company